UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-36195

SUNGY MOBILE LIMITED

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Tel: (+86 20) 6681-5066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sungy Mobile Limited

By:	/s/ Yuqiang Deng
Name:	Yuqiang Deng
Title:	Chairman and Chief Executive Officer

Date: August 28, 2014

EXHIBIT INDEX

Page
Exhibit 99.1 – Press release	4

Exhibit 99.1

Sungy Mobile Reports Second Quarter 2014

Unaudited Financial Results

2Q14 Total Revenues Up 25.2% YOY to RMB100.1 Million

2Q14 Revenues from Mobile Application Products and Services Up 43.5% YOY to RMB52.9

Million

2Q14 Gross Profit Up 18.0% YOY to RMB65.9 Million

Guangzhou, China, August 27, 2014 – Sungy Mobile Limited (NASDAQ: GOMO) (“Sungy Mobile” or the “Company”), a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights

•	Total revenues increased by 25.2% to RMB100.1 million (US$16.1 million) from RMB80.0 million in the prior year period.

•	Revenues from mobile application products and services increased by 43.5% to RMB52.9 million (US$8.5 million) from RMB36.9 million in the prior year period.

•	Gross profit increased by 18.0% to RMB65.9 million (US$10.6 million) from RMB55.9 million in the prior year period.

Key Operating Metrics

•	As of June 30, 2014, accumulated number of users[1] of GO series products increased by 53.5% year-over-year to 436 million from 284 million as of June 30, 2013.

•	Total average monthly active users (MAU) of GO series products increased by 17.3% year-over-year to 96 million in the second quarter 2014 from 81 million in the prior year period.

•	The number of paid downloads of GO series products remained stable at 0.5 million from the prior year period.

Mr. Yuqiang Deng, Sungy Mobile’s Chief Executive Officer, stated, “We continue to make solid progress in advancing our key strategic initiatives in expanding our user base and product portfolio and positioning Sungy Mobile for long-term success. On the financial side, total revenues increased year-over-year by 25.2% to RMB100.1 million, driven by our popular GO series products. Strategically, as we shift our main focus to further improving our product functionality and user interface, we aim to enhance the overall user experience with more and better personalized features for our growing global user base, which will help drive our revenue growth in the future. In addition, by devoting more resources to marketing, we believe we can continue growing our brand awareness and user engagement in our key markets. These results were visible as we witnessed year-over-year MAU growth to 96 million users in the second quarter of 2014 and over 436 million accumulated downloads as of June 30, 2014. We are very confident in our ability to continue leveraging our massive user base and increasing monetization on our platform, delivering long-term value to our shareholders.”

Mr. Deng commented, “Our GO series of products continued to perform well, helping to drive our top-line growth in the second quarter 2014. We continue to invest in our platform and have expanded our R&D team to help further localization of our flagship mobile products in China. Our newly established China R&D team is helping us make tremendous strides in the analysis of user behavior, on-going customization and localization. We believe such investments will enable us to increase our user adoption rate, improve user satisfaction and expand our content platform for the foreseeable future. We are very excited about the future growth prospects across the entire GO platform, and we will continue to strategically diversify our mobile application product portfolio going forward.”

[1]	When calculating the accumulated number of users of all GO series products, the Company counts each individual user only once regardless of the number of GO series products such individual user may be using.

Second Quarter 2014 Financial Results

REVENUES

Total revenues for the second quarter of 2014 increased by 25.2% to RMB100.1 million (US$16.1 million) from prior year period. Total revenues, excluding the impact of the GetJar acquisition, for the second quarter of 2014 increased by 16.7% to RMB93.3 million (US$15.0 million) from prior year period.

Revenues from mobile application products and services increased by 43.5% to RMB52.9 million (US$8.5 million) in the second quarter of 2014 from RMB36.9 million in the prior year period. This increase was primarily driven by a 150.6% year-over-year increase in revenues from third-party advertising networks2 to RMB19.8 million (US$3.2 million), and 100.0% year-over-year increase in revenues from direct advertising services to RMB17.8 million (US$2.9 million).

Revenues from mobile reading services was RMB18.0 million (US$2.9 million) in the second quarter of 2014, down from RMB24.9 million in the prior year period, primarily due to fewer purchases of the Company’s online literary content.

Revenues from mobile portal marketing service increased to RMB14.5 million (US$2.3 million) in the second quarter of 2014 from RMB13.4 million in the prior year period, primarily driven by the increased advertising campaign during the 2014 FIFA World Cup events.

Revenues from others, which primarily consist of promotion for third-party-provided mobile applications or value-added services, increased by 205.0% year over year to RMB14.6 million (US$2.4 million) in the second quarter of 2014 from RMB4.8 million in the prior year period.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 41.9% to RMB34.2 million (US$5.5 million) in the second quarter of 2014 from RMB24.1 million in the prior year period. This increase was primarily attributable to an increase in distribution fees relating to the expansion of the Company’s business, as well as GetJar’s cost paid to third-party publishers and the amortization of intangible assets associated with the GetJar acquisition.

Gross profit increased by 18.0% to RMB65.9 million (US$10.6 million) in the second quarter of 2014 from RMB55.9 million in the prior year period. Gross margin was 65.9% in the second quarter of 2014 as compared to 69.9% in the prior year period. The decrease in gross margin was mainly due to for a shift in revenue mix as mobile reading services accounted for a lower percentage of revenue and revenue from others, which has lower margins, accounted for a higher percentage of revenue. Gross profit, excluding the impact of the GetJar acquisition, increased by 15.6% to RMB64.6 million (US$10.4 million) in the second quarter of 2014 as compared to RMB55.9 million in the prior year period and the gross margin, excluding the GetJar acquisition, was 69.3% in the second quarter of 2014 as compared to 69.9% in the prior year period.

[2]	Revenues from third-party advertising networks include GetJar revenues.

OPERATING INCOME AND EXPENSES

Total operating expenses for the second quarter of 2014 increased by 96.6% to RMB61.6 million (US$9.9 million) from RMB31.3 million in the prior year period.

•	Research and development expenses increased to RMB21.4 million (US$3.4 million) from RMB9.7 million in the prior year period. This increase was primarily due to the increase in headcount in research and development department in China and the increased staff-related costs as a result of the GetJar acquisition.

•	Selling and marketing expenses increased to RMB19.3 million (US$3.1 million) from RMB12.8 million in the prior year period. This increase was primarily due to the Company’s efforts to expand its GO series related brands and products awareness globally.

•	General and administrative expenses increased to RMB21.0 million (US$3.4 million) from RMB8.8 million in the prior year period. This increase was primarily attributable to increased share-based compensation costs.

Operating income in the second quarter of 2014 was RMB4.3 million (US$0.7 million) compared with RMB24.5 million in the prior year period. Operating income, excluding the impact of the GetJar acquisition, was RMB10.6 million (US$1.7 million) as compared with RMB24.5 million in the prior year period. The operating margin, excluding the impact of the GetJar acquisition, was 11.4% as compared with 30.7% in the prior year period. The decrease in the operating margin, excluding the impact of the GetJar acquisition, was primarily due to the change in revenue mix, the increased share-based compensation costs and the investment in R&D expansion.

NET INCOME

Net income was RMB6.6 million (US$1.1 million) in the second quarter of 2014 as compared with RMB22.0 million in the prior year period. Net income, excluding the impact of the GetJar acquisition, was RMB13.0 million (US$2.1 million) as compared with RMB22.0 million in the prior year period. Net margin, excluding the impact of the GetJar acquisition, was 13.9% in the second quarter of 2014, compared with 27.5% in the prior year period.

Adjusted EBIT3 was RMB18.2 million (US$2.9 million) in the second quarter of 2014 as compared to RMB24.7 million in the prior year period. Adjusted EBIT margin4 was 18.2% in the second quarter of 2014 comparing with 30.9% in the prior year period.

Adjusted net income5 was RMB20.2 million (US$3.2 million) in the second quarter as compared to RMB22.1 million in the prior year period. Adjusted net margin6 was 20.1% in the second quarter as compared with 27.7% in the prior year period.

NET INCOME PER ADS

Diluted earnings per ADS7 in the second quarter of 2014 was RMB0.19 (US$0.03), as compared to RMB0.31 in the prior year period.

[3]	Adjusted earnings before interest and tax, or Adjusted EBIT, is a non-GAAP financial measure, which is defined as net income or loss excluding interest income, income tax expense or benefit, share-based compensation costs and change in fair value of warrants.
[4]	Adjusted EBIT margin is a non-GAAP financial measure, which is defined as adjusted EBIT as a percentage of total revenues.
[5]	Adjusted net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation costs.
[6]	Adjusted net margin in a non-GAAP financial measure, which is defined as adjusted net income as a percentage of total revenue
[7]	ADS is American Depositary Share. Each ADS represents six Class A ordinary shares of the Company. Diluted earnings per ADS is net income attributable to ordinary shareholders divided by weighted average number of diluted ADS.

Adjusted diluted earnings per ADS8 in the second quarter of 2014 increased to RMB0.58 (US$0.09) from RMB0.32 in the prior year period.

CASH AND CASH EQUIVALENTS AND TIME DEPOSITS BALANCE

As of June 30, 2014, the Company had cash and cash equivalents of RMB288.3 million (US$46.5 million), as well as time deposits of RMB424.0 million (US$68.3 million).

SHARES OUTSTANDING

As of June 30, 2014, the Company had a total of 200.7 million ordinary shares outstanding, or the equivalent of 33.5 million ADSs outstanding, comprised of 63,387,702 Class A ordinary shares and 137,355,672 Class B ordinary shares9.

Management Change

The Company also announced today that Mr. Winston Li has tendered his resignation as the chief financial officer of the Company, effective on August 31, 2014, due to personal reasons.

Mr. Yuqiang Deng, Sungy Mobile’s Chief Executive Officer, commented, “On behalf of the Company, We would like to thank him for his significant contributions to our company during our critical transition to a publicly listed company and wish him well in his future endeavors. Winston has helped to assemble a solid financial team that will report directly to me during this transition period. We are in the process of finding a highly qualified replacement for Winston and aim to announce the appointment of a new Chief Financial Officer in the near future.”

Business Outlook

For the third quarter of 2014, the Company expects its total revenues to be between RMB90 million and RMB95 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Wednesday, August 27, 2014 at 8:00 pm Eastern Time or Thursday, August 28, 2014 8:00 am Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States (Toll Free):	1-877-870-4263
International:	1-412-317-0790
China (Toll Free):	4001-201203
Hong Kong (Toll Free):	800-905945
Hong Kong:	852-301-84992

To join the conference, please inform the operator you are joining the “Sungy Mobile conference call.”

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.sungymobile.com/.

[8]	Adjusted diluted earnings per ADS is a non-GAAP financial measure, which is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of diluted ADS.
[9]	Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.2036 to US$1.00, the noon buying rate in effect on June 30, 2014 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Sungy Mobile Limited

Sungy Mobile Limited is a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. Sungy Mobile’s platform product, GO Launcher EX, manages apps, widgets and functions on Android smartphones and serves as users’ first entry point to their phones; it is the mobile access point from which many Android users are able to find new and innovative ways to customize their experience, download apps and interact with their mobile devices every day.

Safe Harbor Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Sungy Mobile’s growth strategies; Sungy Mobile’s ability to retain and increase its user base and expand its product and service offerings; Sungy Mobile’s ability to monetize its platform; Sungy Mobile’s future business development, financial condition and results of operations; competition from companies in a number of industries including internet companies that provide mobile internet portal services and operate mobile reading services; expected changes in Sungy Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Sungy Mobile’s filings with the U.S. Securities and Exchange Commission. Sungy Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Sungy Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Sungy Mobile uses adjusted EBIT, adjusted EBIT margin, adjusted net income, adjusted net margin and adjusted diluted earnings per ADS, which are non-GAAP financial measures.

Adjusted earnings before interest and tax, or adjusted EBIT, is net income or loss excluding interest income, income tax expense or benefit, share-based compensation costs and change in fair value of warrants. Adjusted EBIT margin is adjusted EBIT as a percentage of total revenues. Adjusted net income is net income excluding share-based compensation costs. Adjusted net margin is adjusted net income as a percentage of total revenues. Adjusted diluted earnings per ADS is adjusted net income attributable to ordinary shareholders divided by weighted average number of diluted ADS.

The Company believes that separate analysis and exclusion of interest income, income tax expense or benefit, share-based compensation costs and change in fair value of warrants adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of interest income, income tax expense or benefit, share-based compensation costs and change in fair value of warrants, which have been and will continue to be significant recurring factors in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Sungy Mobile Limited Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

ICR, Inc.

Chenjiazi Zhong

Tel: +1-646-417-5388

Email: IR@sungymobile.com

SUNGY MOBILE LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of ADSs and per ADS data)

	Three Months Ended
	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	US$
Net income	21,963	6,615	1,066
Deduct: interest income	(53)	(7,320)	(1,180)
Add back: income tax expense	2,624	5,361	864
Add back: share-based compensation costs	167	13,541	2,183

Adjusted EBIT	24,701	18,197	2,933

Total revenues	79,956	100,085	16,133

Adjusted EBIT margin	30.9%	18.2%

Net income	21,963	6,615	1,066
Add back: share-based compensation costs	167	13,541	2,183

Adjusted net income	22,130	20,156	3,249

Total revenues	79,956	100,085	16,133

Adjusted net margin	27.7%	20.1%

Adjusted net income	22,130	20,156	3,249
Deduct: Accretion of redeemable convertible preferred shares	(14,308)	—	—
Deduct: Allocation of Adjusted net income to participating redeemable convertible preferred shares	(4,893)	—	—

Adjusted net income attributable to ordinary shareholders	2,929	20,156	3,249

Adjusted diluted earnings per ADS	0.32	0.58	0.09

Weighted average number of ADS used in calculating adjusted diluted earnings per ADS	9,225,379	34,833,274	34,833,274

SUNGY MOBILE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of ADSs and per ADS data)

	Three Months Ended
	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	US$
Revenues	79,956	100,085	16,133
Cost of revenues	(24,072)	(34,152)	(5,505)

Gross profit	55,884	65,933	10,628

Research and development expenses	(9,714)	(21,359)	(3,443)
Selling and marketing expenses	(12,792)	(19,313)	(3,113)
General and administrative expenses	(8,845)	(20,962)	(3,379)

Operating income	24,533	4,300	693

Investment income	—	356	57
Interest income	53	7,320	1,180

Income before income taxes	24,586	11,976	1,930

Income tax expense	(2,624)	(5,361)	(864)

Net income	21,962	6,615	1,066

Accretion of redeemable convertible preferred shares	(14,308)	—	—

Net income applicable to common stock	7,654	6,615	1,066

Net income	21,962	6,615	1,066
Other comprehensive income	6,823	6,269	1,011

Comprehensive income	28,785	12,884	2,077

Earnings per ADS
- Basic	0.33	0.20	0.03
- Diluted	0.31	0.19	0.03

Weighted average number of ADS used in calculating earnings per ADS
- Basic	8,646,745	33,411,582	33,411,582
- Diluted	9,225,379	34,833,274	34,833,274

SUNGY MOBILE LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	December 31, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	759,388	288,303	46,474
Time deposits	—	424,000	68,347
Short-term investments	12,500	61,043	9,840
Accounts receivable, net	84,345	91,659	14,775
Prepaid expenses and other current assets	14,546	30,574	4,929
Deferred income tax assets	16,421	12,260	1,976

Total current assets	887,200	907,839	146,341

Property and equipment, net	9,215	11,982	1,931
Intangible assets, net	2,071	24,127	3,889
Goodwill	—	16,200	2,611
Long-term investments	—	10,806	1,742
Other non-current assets	4,518	12,361	1,993

Total assets	903,004	983,316	158,507

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	9,355	10,443	1,683
Accrued expenses and other current liabilities	50,798	58,392	9,413
Income tax payable	7,861	14,621	2,357

Total current liabilities	68,014	83,456	13,453
Deferred income tax liabilities	—	1,078	174
Other non-current liabilities	—	1,171	189

Total liabilities	68,014	85,705	13,816

Shareholders’ equity:
Class A ordinary shares	36	39	6
Class B ordinary shares	97	95	15
Additional paid-in capital	1,111,259	1,140,329	183,817
Accumulated other comprehensive income	45,022	57,731	9,306
Accumulated deficit	(321,424)	(300,583)	(48,453)

Total shareholders’ equity	834,990	897,611	144,691

Total liabilities and shareholders’ equity	903,004	983,316	158,507